CUSIP No. 29101U100	13D	Page 1 of 11

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Emerald Oil, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29101U100

(CUSIP Number)

White Deer Energy L.P.

667 Madison Avenue, 4th Floor

New York, New York 10065

Attention: Thomas J. Edelman

212-371-1117

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 29101U100	13D	Page 2 of 11

(Continued on following pages)

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CUSIP No. 29101U100	13D	Page 3 of 11

1	Name of Reporting Person WDE Emerald Holdings LLC
2	Check the appropriate box if a member of a group (a) :☒ (b) :☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,558,925*
	8	Shared Voting Power
	9	Sole Dispositive Power 12,558,925*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 12,558,925*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.23%*
14	Type of Reporting Person PN (Limited Liability Company)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

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CUSIP No. 29101U100	13D	Page 4 of 11

1	Name of Reporting Person White Deer Energy FI L.P.
2	Check the appropriate box if a member of a group (a) :☒ (b) :☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 434,160*
	8	Shared Voting Power
	9	Sole Dispositive Power 434,160*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 434,160*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.67%*
14	Type of Reporting Person PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

(Page 4 of 11 Pages)

CUSIP No. 29101U100	13D	Page 5 of 11

1	Name of Reporting Person White Deer Energy L.P.
2	Check the appropriate box if a member of a group (a) :☒ (b) :☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,155,567*
	8	Shared Voting Power
	9	Sole Dispositive Power 12,155,567*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 12,155,567*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 18.62%*
14	Type of Reporting Person PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

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CUSIP No. 29101U100	13D	Page 6 of 11

1	Name of Reporting Person White Deer Energy TE L.P.
2	Check the appropriate box if a member of a group (a) :☒ (b) :☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 403,358*
	8	Shared Voting Power
	9	Sole Dispositive Power 403,358*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 403,358*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.62%*
14	Type of Reporting Person PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

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CUSIP No. 29101U100	13D	Page 7 of 11

1	Name of Reporting Person Edelman & Guill Energy L.P.
2	Check the appropriate box if a member of a group (a) :☒ (b) :☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,993,085*
	8	Shared Voting Power
	9	Sole Dispositive Power 12,993,085*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 12,993,085*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.9%*
14	Type of Reporting Person PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

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CUSIP No. 29101U100	13D	Page 8 of 11

1	Name of Reporting Person Edelman & Guill Energy Ltd.
2	Check the appropriate box if a member of a group (a) :☒ (b) :☐
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,993,085*
	8	Shared Voting Power
	9	Sole Dispositive Power 12,993,085*
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by each Reporting Person 12,993,085*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.9%*
14	Type of Reporting Person CO

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

Explanatory Note: This Amendment No. 3 amends and supplements the Statement on Schedule 13D (the “Initial Statement”) filed by the reporting persons named in Item 2 thereof (the “Reporting Persons”) on March 1, 2013, as amended on May 22, 2013 and further amended on October 17, 2013, relating to the shares of common stock, par value $0.001 (the “Common Shares”), of Emerald Oil, Inc., a Montana corporation (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Initial Statement.

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Item 4.	Purpose of Transaction.

Item 4 of the Initial Statement is hereby supplemented to include the following:

On April 19, 2014, WDE Emerald Holdings LLC, a Delaware limited liability company (“WD Investor I”), and White Deer Energy FI L.P., a Cayman Islands exempted limited partnership (“WD Investor II” and, together with WD Investor I, the “Investors” and each, an “Investor”) requested that the Issuer register the Issuer’s shares of common stock and the Issuer’s shares of common stock underlying the warrants held by the Investors (the “Stock”). As a long-term shareholder in the Issuer, the Investors are increasing their funds liquidity by placing its shares in a standard prime brokerage account. On May 16, 2014, the Issuer filed a shelf registration statement registering the Stock.

In addition, the Investors intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the common stock of the Issuer, the Issuer’s business and prospects, general stock market and economic conditions, and other factors deemed relevant, may decide to purchase additional shares of common stock of the Issuer in the open market.

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 21, 2014

WDE EMERALD HOLDINGS LLC

By:	/s/ Thomas J. Edelman
	Name:	Thomas J. Edelman
	Title:	President

WHITE DEER ENERGY FI L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

By:	/s/ Thomas J. Edelman
	Name:	Thomas J. Edelman
	Title:	Director

WHITE DEER ENERGY L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

By:	/s/ Thomas J. Edelman
	Name:	Thomas J. Edelman
	Title:	Director

Signature Page-1

WHITE DEER ENERGY TE L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

By:	/s/ Thomas J. Edelman
	Name:	Thomas J. Edelman
	Title:	Director

EDELMAN & GUILL ENERGY L.P.

By:	Edelman & Guill Energy Ltd., its general partner

By:	/s/ Thomas J. Edelman
	Name:	Thomas J. Edelman
	Title:	Director

EDELMAN & GUILL ENERGY LTD.

By:	/s/ Thomas J. Edelman
	Name:	Thomas J. Edelman
	Title:	Director

Signature Page-2